UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   August 2006

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


1.   Director/PDMR Shareholding dated 4 July 2006
2.   Director/PDMR Shareholding dated 10 July 2006
3.   Director/PDMR Shareholding dated 11 July 2006
4.   Absa Group: Trading Statement dated  25 July 2006

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: August 1, 2006                               By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: August 1, 2006                               By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit 1.

                                                                     4 July 2006


   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 3 July 2006 that it had on 28 June 2006 exercised its discretion and purchased a total of 795,085 ordinary shares in Barclays PLC at a price of 599.71p per share and on 30 June 2006 it released a total of 494,512 ordinary shares in Barclays PLC. None of the shares purchased or released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 163,327,075 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 2.

                                                                    10 July 2006



   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)


The trustee of the Barclays Group Sharepurchase Plan, an Inland Revenue approved all-employee share plan, informed the Company on 7 July 2006 that it had on 7 July 2006 purchased, and now held as bare trustee of the Barclays Group Sharepurchase Plan, the following ordinary shares in the capital of Barclays PLC for the following directors/Persons Discharging Managerial Responsibility (PDMRs) at a price of 626.50p per share:

Director/PDMR         Number of Shares
Mr G A Hoffman        38
Mr D L Roberts        38
Mr J S Varley         38
Mr L C Dickinson      16

The Barclays Group Sharepurchase Plan now includes Matching Shares provided by the Company on a 1:1 basis up to the first GBP600 per annum invested by the participant under the Plan. The number of shares purchased on 7 July 2006 for each director/PDMR above includes the Matching Shares.

The revised total shareholding for each director following these transactions is as follows:

Director              Beneficial Holding         Non Beneficial
                                                 Holding
Mr G A Hoffman        317,527                    -
Mr D L Roberts        221,263                    -
Mr J S Varley         374,902                    -


In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 163,327,075 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 3.

                                                                    11 July 2006


   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 10 July 2006 that it had on 4 July 2006 exercised its discretion and released a total of 7,012 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 163,320,063 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 4.

                                  Barclays PLC


Shareholders are advised that Absa Group Limited, in which we have a shareholding of over 56%, and Absa Bank Limited have today issued the Trading Statement set out below.


ABSA GROUP LIMITED                         ABSA BANK LIMITED
(Incorporated in the Republic              (Incorporated in the Republic of
of South Africa)                           South Africa)
(Registration number: 1986/003934/06)      (Registration number: 1986/004794/06)
ISIN: ZAE000067237                         ISIN: ZAE000079810
JSE share code: ASA                        JSE share code: ABSP
Issuer code: AMAGB                         (Absa Bank)
(Absa or the Group)

                     ABSA GROUP LIMITED: TRADING STATEMENT

In terms of the Listings Requirements of the JSE Limited (the JSE Listings Requirements), a listed company is required to publish a trading statement as soon as it becomes apparent that the financial results for the next period to be reported on are expected, with a reasonable degree of certainty, to differ by at least 20% from those of the previous corresponding period.

The favourable trading environment that has persisted for the first half of 2006 has resulted in an improvement in the results of the Group's banking operations. Shareholders are accordingly advised that the Group's headline earnings per share for the six months ended 30 June 2006 are expected to increase by approximately twenty percent (20%) compared with the pro forma headline earnings per share of 432,3 cents per share for the same period in 2005.

The earnings per share for the six months ended 30 June 2006 are not expected to differ much from the headline earnings per share for the same period. The pro forma earnings per share for the six months ended 30 June 2005 were 448,7 cents per share.

The financial results on which this trading statement is based have not been reviewed or reported on by Absa's auditors.

The Group's results for the six months ended 30 June 2006 will be released on Sens on 3 August 2006.

Enquiries
Eric Wasserman
Group executive: Group Finance
Absa Group Limited
4th floor, Absa Towers East, 170 Main Street, Johannesburg
Tel: (+2711) 350-5887 Fax: (+2711) 350-6487
e-Mail: ericwas@absa.co.za

Issued by:
Jacques Badenhorst
Investor Relations
Absa Group Limited
4th floor, Absa Towers East, 170 Main Street, Johannesburg
Tel: (+2711) 350-4061 Fax: (+2711) 350-6487
e-Mail: jacques.badenhorst@absa.co.za

Lead sponsor:
Merrill Lynch South Africa (Proprietary) Limited

Co-sponsor:
Absa Capital - Corporate Finance, a division of Absa Bank Limited

Johannesburg
25 July 2006

Barclays PLC
For further information, please contact:

Investor Relations                     Media Relations
Mark Merson/James S Johnson            Jason Nisse/Alistair Smith
+44 (0) 20 7116 5752/2927              +44 (0) 20 7116 6223/6132